UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 9, 2017

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F         ____x_____                  Form 40-F         __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Incorporation by reference

The information contained in Exhibit 1 to this Report on Form 6-K (excluding the “Auditor’s Independence Declaration” on page 73 and the “Independent auditor’s review report to the members of Westpac Banking Corporation” on page 109 of such Exhibit) shall be incorporated by reference in the prospectus relating to the Registrant’s debt securities contained in the Registrant’s Registration Statement on Form F-3 (File No. 333-207931), as such prospectus may be amended or supplemented from time to time.

Index to Exhibits

Exhibit No.	Description

1	2017 Interim Financial Results – prepared for distribution in the United States of America

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: May 9, 2017	By:	/s/ Sean Crellin
Sean Crellin
Director – Corporate, Legal and Secretariat